Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

April 3, 2023

Filed via EDGAR
Mr. David Manion
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Mr. Manion:

On behalf of the Trust, below are the Trust’s responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically with regard to the Trust’s shareholder report filed on Form N-CSR for the series of the Trust listed on Appendix A hereto (collectively, the “Funds”) covering the fiscal year ended September 30, 2022 and/or fiscal period ended October 31, 2022, as applicable.

Below we have provided your comments and the Trust’s response to each comment.

1.
Comment: The valuation policy disclosed for options in the shareholder report is as follows: “Options purchased and written by the Funds generally are valued at the last sale price on the principal exchange on which the option is traded, as of the close of the NYSE. … If market quotations are not available, the value of an option may be priced at fair value as determined in accordance with valuation procedures approved by the Board and the requirements of the 1940 Act.” The Staff notes that options are classified in the shareholder report as both Level 1 and Level 2 for various Funds for the periods ended September 30, 2022 and October 31, 2022. Please discuss in correspondence the determination of the ASC 820, Fair Value Measurement (“ASC 820”) levels for the options.

Response:  The Trust notes that the Funds reporting options written and purchased as Level 1 generally are those Funds that entered into such options transactions on September 30, 2022 or October 31, 2022, as applicable; because those Funds had a transacted price on such date, those options were classified as Level 1. Pursuant to the Funds’ investment strategy as disclosed in the registration statement, each Fund enters into a set of options on the business day immediately preceding the first day of its outcome period, which is the first day of the month indicated in the Fund’s name. In the case of the AllianzIM U.S. Large

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AIM ETF Products Trust
April 3, 2023

Cap Buffer10 Oct ETF, AllianzIM U.S. Large Cap Buffer20 Oct ETF and AllianzIM U.S. Large Cap Buffer10 Apr/Oct ETF (collectively, the “October ETFs”), each such Fund transacted in options on September 30, 2022, which is the business day immediately preceding the first day of its outcome period beginning October 1. Similarly, the AllianzIM U.S. Large Cap Buffer10 Nov ETF and AllianzIM U.S. Large Cap Buffer20 Nov ETF (together, the “November ETFs”) transacted in options on October 31, 2022, which is the business day immediately preceding the first day of their outcome period beginning November 1. The October ETFs’ and November ETFs’ options transactions coincided with the reporting as of the fiscal periods ended September 30, 2022 and October 31, 2022, respectively, and because such Funds had options transaction prices on those days, those transactions were classified as Level 1 as of such dates.

The Trust notes that there also may be trade activity in an option or options held by a Fund in connection with create/redeem or rebalancing activity (i.e., not in conjunction with timing around a Fund’s outcome period as noted above), which would result in the options transactions being classified as Level 1 on such date (such as for the AllianzIM U.S. Large Cap Buffer20 Jul ETF for the period ended September 30, 2022). In addition, there may be instances in which there is trade activity in options by external entities that creates a “last trade” price for such options. In these cases, the Funds will classify such options as Level 1 based on the availability of an observable, last traded price.

Generally with respect to the Funds not noted above, the reporting period end dates occurred in the middle of the Funds’ respective outcome periods when the Funds did not transact in options on that particular date, so Level 1 inputs were not available and the Funds classified these as Level 2.

2.
Comment: The time deposits held by the Funds are classified in the shareholder report as Level 1 under ASC 820. There is no discussion in the report of how time deposits are valued.  In addition, the Staff notes that time deposits are not traded, where the general guidance for Level 1 securities is “unadjusted quoted prices in active markets for identical assets.” Please discuss in correspondence the determination that the time deposits held were ASC 820 Level 1.

Response: The Trust considers time deposits held by the Funds to be similar to a cash balance/cash equivalent and so are classified as Level 1. The cash is swept in/out of the deposit accounts daily and the interest is posted monthly.

3.
Comment: With respect to derivatives volume, the shareholder report discloses the average derivatives volume traded for the Funds for the fiscal periods covered by the report, but does not mention the specific frequency of measurement. Please clarify in future reports the frequency of such measurements (i.e., quarterly, monthly, daily, etc.).

Response: The Trust will clarify in future reports that the information reflects the monthly average of derivatives volume traded.

4.
Comment: For the reporting period ended October 31, 2022, financial statements included for the November ETFs, which commenced operations on October 28, 2022, reflect changes in value for such Funds but do not reflect any expenses, including management fees, accrued for the period from commencement of operations to October 31, 2022. Please discuss in correspondence why the financial statements do not reflect any expenses accrued for the November ETFs for this period.

Response: The Trust notes that there was a typographical error in the November ETFs’ commencement date, and that these Funds commenced operations on October 31, 2022, not October 28, 2022. The correct

AIM ETF Products Trust
April 3, 2023

date is reflected in the current Statement of Additional Information for the Funds, and the Trust will revise this information in future reports. The November ETFs did not accrue any expenses for their period of operations on October 31, 2022, as reflected in the financial statements.

5.
Comment: In the Disclosure of Fund Expenses section of the shareholder report, it is noted that no information is provided for the November ETFs because they did not accrue expenses for the fiscal period October 28, 2022 (commencement of operations) to October 31, 2022. Similar to Comment 4 above, please discuss in correspondence why the November ETFs did not accrue expenses for this period.

Response: Please see response to Comment 4 above.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.

cc: Erik Nelson

APPENDIX A

Fund	Reporting Period(s) Covered in Shareholder Report Filed December 9, 2022
AllianzIM U.S. Large Cap Buffer10 Jan ETF (Ticker: JANT)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Jan ETF (Ticker: JANW)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer10 Feb ETF (Ticker: FEBT)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Feb ETF (Ticker: FEBW)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer10 Apr ETF (Ticker: APRT)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Apr ETF (Ticker: APRW)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer10 Jul ETF (Ticker: JULT)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Jul ETF (Ticker: JULW)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer10 Oct ETF (Ticker: OCTT)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Oct ETF (Ticker: OCTW)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap Buffer10 Nov ETF (Ticker: NVBT)	October 31, 2022
AllianzIM U.S. Large Cap Buffer20 Nov ETF (Ticker: NVBW)	October 31, 2022
AllianzIM U.S. Large Cap 6 Month Buffer10 Jan/Jul ETF (Ticker: SIXJ)	September 30, 2022 October 31, 2022
AllianzIM U.S. Large Cap 6 Month Buffer10 Apr/Oct ETF (Ticker: SIXO)	September 30, 2022 October 31, 2022